UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

WashingtonFirst Bankshares, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

940730104

(CUSIP Number)

April 13, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*                                         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 940730104		Schedule 13G

1.	Name of Reporting Persons: Castle Creek Capital Partners IV, LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 414,337

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 414,337

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 414,337(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 5.32% (2)

12.	Type of Reporting Person (See Instructions): PN (Limited Partnership)

(1) Castle Creek Capital Partners IV, LP (“Fund IV”) also owns 522,438 shares of non-voting common stock (the “Non-Voting Common Stock”).  The Non-Voting Common Stock is convertible into Common Stock in connection with certain transfers of such shares of Non-Voting Common Stock, subject to certain restrictions based on the beneficial ownership of the holder of the shares of Non-Voting Common Stock.  Since Fund IV does not have the right to acquire such Common Stock and therefore has no voting or investment power over such Common Stock, such underlying Common Stock is not included in the amount reported herein.

(2) Based on the Quarterly Report on Form 10-Q filed by WashingtonFirst Bankshares, Inc. (the “Company”) on August 7, 2015, there were 7,781,564 outstanding shares of the Company’s Common Stock as of July 30, 2015.

CUSIP No. 940730104		Schedule 13G

1.	Name of Reporting Persons: Castle Creek Capital IV LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 414,337

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 414,337

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 414,337

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 5.32% (1)

12.	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

(1) Based on the Quarterly Report on Form 10-Q filed by the Company on August 7, 2015, there were 7,781,564 outstanding shares of the Company’s Common Stock as of July 30, 2015.

CUSIP No. 940730104		Schedule 13G

1.	Name of Reporting Persons: John M. Eggemeyer III

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 414,337

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 414,337

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 414,337

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 5.32% (1)

12.	Type of Reporting Person (See Instructions): IN (Individual)

(1) Based on the Quarterly Report on Form 10-Q filed by the Company on August 7, 2015, there were 7,781,564 outstanding shares of the Company’s Common Stock as of July 30, 2015.

CUSIP No. 940730104		Schedule 13G

1.	Name of Reporting Persons: J. Mikesell Thomas

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 414,337

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 414,337

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 414,337

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 5.32% (1)

12.	Type of Reporting Person (See Instructions): IN (Individual)

(1) Based on the Quarterly Report on Form 10-Q filed by the Company on August 7, 2015, there were 7,781,564 outstanding shares of the Company’s Common Stock as of July 30, 2015.

CUSIP No. 940730104		Schedule 13G

1.	Name of Reporting Persons: Mark G. Merlo

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 414,337

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 414,337

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 414,337

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 5.32% (1)

12.	Type of Reporting Person (See Instructions): IN (Individual)

(1) Based on the Quarterly Report on Form 10-Q filed by the Company on August 7, 2015, there were 7,781,564 outstanding shares of the Company’s Common Stock as of July 30, 2015.

CUSIP No. 940730104		Schedule 13G

1.	Name of Reporting Persons: John T. Pietrzak

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 414,337

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 414,337

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 414,337

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 5.32% (1)

12.	Type of Reporting Person (See Instructions): IN (Individual)

(1) Based on the Quarterly Report on Form 10-Q filed by the Company on August 7, 2015, there were 7,781,564 outstanding shares of the Company’s Common Stock as of July 30, 2015.

Item 1.	(a).	Name of Issuer WashingtonFirst Bankshares, Inc.
	(b).	Address of Issuer’s Principal Executive Offices: 11921 Freedom Drive, Suite 250 Reston, VA 20190

Item 2(a).		Name of Person Filing See Item 2(c) below.
Item 2(b).		Address of Principal Business Office See Item 2(c) below.
Item 2(c).

Citizenship

(i) Castle Creek Capital Partners IV, LP

c/o Castle Creek Capital LLC

6051 El Tordo

Rancho Santa Fe, CA 92067

Citizenship: State of Delaware

(ii) Castle Creek Capital IV LLC

c/o Castle Creek Capital LLC

6051 El Tordo

Rancho Santa Fe, CA 92067

Citizenship: State of Delaware

(iii) John M. Eggemeyer III

c/o Castle Creek Capital LLC

6051 El Tordo

Rancho Santa Fe, CA 92067

Citizenship: U.S.A.

(iv) J. Mikesell Thomas

c/o Castle Creek Capital LLC

6051 El Tordo

Rancho Santa Fe, CA 92067

Citizenship: U.S.A.

(v) Mark G. Merlo

c/o Castle Creek Capital LLC

6051 El Tordo

Rancho Santa Fe, CA 92067

Citizenship: U.S.A.

(vi) John T. Pietrzak

c/o Castle Creek Capital LLC

6051 El Tordo

Rancho Santa Fe, CA 92067

Citizenship: U.S.A.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(d).		Title of Class of Securities: Common Stock, $0.01 par value (the “Common Stock”)

Item 2(e).	CUSIP Number: 940730104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.

(a)

Amount beneficially owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the 414,337 shares of Common Stock held directly by Castle Creek Capital Partners IV, LP.  Mr. Eggemeyer, Mr. Thomas, Mr. Merlo, and Mr. Pietrzak are managing principals of Castle Creek Capital IV LLC, the sole general partner of Castle Creek Capital Partners IV, LP.  Mr. Eggemeyer, Mr. Thomas, Mr. Merlo, and Mr. Pietrzak each disclaim beneficial ownership of such shares of Common Stock, except to the extent of their respective pecuniary interest in Castle Creek Capital Partners IV, LP.

(b)

Percent of class:

Based on the Quarterly Report on Form 10-Q filed by the Company on August 7, 2015, there were 7,781,564 outstanding shares of Common Stock as of July 30, 2015.  Based on this number of outstanding shares of Common Stock, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 5.32% of the total number of outstanding shares of Common Stock.

	(c)	Number of shares as to which the reporting person has: Castle Creek Capital Partners IV, LP
		(i)	Sole power to vote or to direct the vote: 414,337
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 414,337
		(iv)	Shared power to dispose or to direct the disposition of: 0
Castle Creek Capital IV LLC
		(i)	Sole power to vote or to direct the vote: 414,337
		(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 414,337
(iv)	Shared power to dispose or to direct the disposition of: 0
John M. Eggemeyer III
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 414,337
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 414,337
J. Mikesell Thomas
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 414,337
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 414,337
Mark G. Merlo
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 414,337
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 414,337

John T. Pietrzak
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 414,337
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 414,337

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 9, 2015

CASTLE CREEK CAPITAL PARTNERS IV, LP

By:	/s/ John M. Eggemeyer III
Name:	John M. Eggemeyer III
Title:	President

CASTLE CREEK CAPITAL IV LLC
By:	/s/ John M. Eggemeyer III
Name:	John M. Eggemeyer III
Title:	President

JOHN M. EGGEMEYER III
By:	/s/ John M. Eggemeyer III
Name:	John M. Eggemeyer III

J. MIKESELL THOMAS
By:	/s/ J. Mikesell Thomas
Name:	J. Mikesell Thomas

MARK G. MERLO
By:	/s/ Mark G. Merlo
Name:	Mark G. Merlo

JOHN T. PIETRZAK
By:	/s/ John T. Pietrzak
Name:	John T. Pietrzak

SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13G (WASHINGTONFIRST BANKSHARES, INC.)

EXHIBIT LIST

Exhibit 1

Joint Filing Agreement, dated as of November 9, 2015, by and among Castle Creek Capital Partners IV, LP, Castle Creek Capital IV LLC, John M. Eggemeyer III, J. Mikesell Thomas, Mark G. Merlo, and John T. Pietrzak.